One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

November 6, 2019

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Anu Dubey

Virtus Opportunities Trust (the “Trust”)

Schedule 14A Proxy Statement

CIK 0001005020

File No. 811-07455

Ladies and Gentlemen:

Thank you for the telephonic comments provided by you and Jessica Shin, of the Office of the Chief Counsel, on October 29, 2019, pertaining to the above referenced Schedule 14A filing (the “Proxy Statement”) submitted by Virtus Opportunities Trust (the “Trust”) on October 25, 2019. Below, we describe the changes made to the Proxy Statement in response to the comments and provide any responses to or any supplemental explanations for such comments, as requested. Unless otherwise noted, capitalized terms have the same meanings as used in the Proxy Statement.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment: On page 11, the last sentence in the last paragraph of the Introduction section of Proposal 2 states, “. . . pursuant to guidance recently issued by U.S. Securities and Exchange Commission . . . .” Please replace the word “guidance” with “No-Action Letter” and make conforming changes throughout the Proxy Statement.

Response: We have made these requested changes.

2.	Comment: On page 12 under the heading “Current Applicable Exemptive Order” please update the discussion of the 2016 exemptive order to reflect that it supersedes the 2008 exemptive order.

Response: We have updated the discussion as requested, although we note that as discussed, the updates are more substantive because the 2016 exemptive order has not yet superseded the 2008 exemptive order due to the 2016 exemptive order not having been previously approved by shareholders for use by the fund in question.

3.	Comment: On page 13, under the heading “Description of Additional Exemptive Relief,” the first sentence of the first paragraph states, “The SEC now interprets such exemptive orders . . . .” Please revise the sentence to reflect that the SEC’s position is a No-Action position rather than an interpretation, and making conforming changes throughout the Proxy Statement.

Response: We have made these requested changes.

4.	Comment: On page 13, under the heading “Description of Additional Exemptive Relief,” the second sentence of the first paragraph refers to “expanded exemptive relief.” Please replace with “expanded relief” and make conforming changes throughout.

Response: We have made these requested changes.

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5.	Comment: On page 13, under the heading “Description of Additional Exemptive Relief,” the third sentence of the first paragraph states, “in the event that the expanded exemptive relief is rescinded.” Please delete or revise to clearly set forth what the Fund is requesting approval for, and include the clarified description on the proxy response card.

Response: We have made the requested changes.

6.	Comment: Please explain why it is appropriate to bundle the approval of the 2016 exemptive order and approval to rely on the No-Action relief into one proposal.

Response: We believe it is appropriate to bundle these two items because, inter alia, we believe that it offers shareholders the strongest and clearest representation of what we are aiming to accomplish. To minimize costs to shareholders in the future, we request that shareholders approve the Adviser’s reliance on the SEC’s No-Action Letter to BNY Mellon dated July 9, 2019 that permits an Adviser to hire, terminate, and replace Affiliated and Unaffiliated Subadvisers and present aggregate fee data. Currently, the Fund is approved to rely on the 2008 exemptive order permitting the Adviser to hire, terminate, and replace Unaffiliated Subadvisers. The Fund is not currently able to apply the 2016 exemptive order which would permit the Adviser to hire, terminate, and replace Wholly-Owned Subadvisers or present aggregated fee data. Should the No-Action relief be rescinded, the Fund would only be able to rely on the 2008 exemptive order unless the 2016 exemptive order is also approved. We believe that it is appropriate to bundle these two approvals into one proposal to support the explanation to shareholders about how the two items are connected, which is the operation of the Fund in a manager-of-managers structure.

7.	Comment: The second sentence of the third paragraph on Page 3 states, “As discussed below, the New Subadvisory Agreement is similar to the Current Subadvisory Agreement, except for the subadviser, the effective date and term of the Agreement, the subadvisory fee structure, and certain other non-material exceptions. Please reconcile with the statement on page 4 that does not include the subadvisory fee structure exception.

Response: We have reconciled the sentences.

8.	Comment: On page 4, the last paragraph includes the statement, “. . . however, DPIM would be responsible for any losses arising out of or resulting from a “trade error” caused by the negligent action or negligent omission of DPIM or an agent of DPIM. Please clarify if this statement is also a difference from the Rampart agreement? If so, please note.

Response: We confirm that this statement is not a difference from the Rampart agreement and have so clarified the sentence.

9.	Comment: On page 5, the first sentence of the second paragraph states, “As with the Current Subadvisory Agreement, the Fund would not pay the subadvisory fee under the New Subadvisory Agreement.” Please delete or modify the sentence to explain why the Fund would not pay subadvisory fees under the New Subadvisory Agreement.

Response: We have removed this sentence.

10.	Comment: On page 6, in the discussion of the Portfolios Managers, please add disclosure that the Fund's current Portfolio Managers would no longer be Portfolio Managers of the Fund if the new subadvisory agreement is approved.

Response: We have added this disclosure.

11.	Comment: In the chart on page 8, under the “DPIM” column, the Fund’s investment objective states that the Fund seeks long-term capital appreciation. In paragraph after the investment objective, please explain the statement that the Fund’s “multistrategy portfolio is designed to seek long-term total return.”

Response: We have removed the reference to “total return” and amended the discussion of the new investment strategy to clarify the manner in which the new subadviser intends to pursue the fund’s objective.

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12.	Comment: In the chart on page 8, under the “DPIM” column, the third sentence of the second paragraph states, “Under normal circumstances, the Fund will invest at least 80% of its net assets in underlying funds which primarily invest . . . .” Please replace the word “primarily” to reflect “substantial” investment, in alignment with the 80% investment strategy.

Response: We have made this requested change.

13.	Comment: In the chart on page 8, under the “DPIM” column, the fourth sentence of the second paragraph states that real assets include “floating rate securities and global inflation-protected debt securities. Please explain why both are appropriate to be included as real assets within the same fund.

Response: The reference to “global inflation-protected debt securities” has been updated to “global inflation-linked debt securities.” In addition, the investment strategy statement has also been revised to reflect the subadviser’s intention to invest across the spectrum of real assets and the reasoning for doing so: “The Fund’s subadviser expects that over the long term a multi-strategy real asset portfolio will mitigate the impact of inflation on the Fund’s assets. Real assets are securities whose underlying value is tied to a tangible asset or are linked or correlated to the rate of inflation.” The subadviser considers the permitted investments, including floating rate securities and global inflation-linked debt securities, to be real assets. For example, floating rate securities, including floating-rate notes, offer coupons that rise and fall with key interest rates. The interest rate on a floating-rate security is reset periodically to reflect changes in base interest rates, such as Treasury bills or other commonly used benchmark interest rate indexes. Similarly, inflation-linked debt securities are fixed income securities whose principal value is periodically adjusted according to the rate of inflation. The subadviser believes that investing in a broad range of real assets will benefit the fund as stated and noted in our discussions that other funds, such as Principal Diversified Real Asset Fund, do so as well.

14.	Comment: On page 9, in the discussion of risk, please consider whether Equity Risk, Foreign Risk, and Emerging Markets Risk should also be included as principal risks of the Fund.

Response: Equity Risk, Foreign Investing Risk, and Emerging Market Investing Risk are included in the principal risks of the underlying funds in the Summary Prospectus, which we believe continues to be appropriate. We have added a statement to reflect that the principal risks of the underlying funds listed in the summary prospectus will remain as principal risks of the underlying funds.

15.	Comment: On page 10, please disclose the facts in the third bullet point when describing the advisory agreement and fees to bring additional attention to these facts.

Response: We have made this requested change.

16.	Comment: On page 11, the first sentence of the last paragraph states, “Before the Fund may rely on the expanded exemptive relief, the shareholders must approve the proposal.” Please change “the proposal” to “this proposal.”

Response: We have made this requested change.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:	Ann Flood

Holly van den Toorn